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                                                                    EXHIBIT 2.02

                  TERMS OF AMENDMENT TO TAX SHARING AGREEMENT

  1. Separation of Groups Based Upon Investor Groups. The Liberty Group shall consist of all assets tracked by the Parent Liberty Tracking Shares and, for periods prior to Closing, the Liberty Media Tracking Shares or the TCI Ventures Tracking Shares. The AT&T Group shall consist of AT&T and all assets tracked by the AT&T shares other than the Parent Liberty Tracking Shares. The Parent Group shall mean the AT&T consolidated group for federal income tax purposes. The TCI Group shall mean the Company consolidated group for federal income tax purposes prior to the Closing Date. The C Group shall mean the TCI Group other than the Liberty Group.

  2. Tax Sharing Payments. For each period for which tax is computed, the Parent Group tax liability (including estimated tax liability) shall be computed in the manner described herein as if the Liberty Group were not included in the Parent Group, and the hypothetical tax liability thus computed shall be compared with the actual Parent Group tax liability. Any items arising from or relating to (i) TCI Wireless Holdings Inc. or any of its direct or indirect assets or subsidiaries or (ii) the contemplated disposition of certain assets in exchange for stock of General Instruments or the subsequent disposition of such stock or (iii) any deferred intercompany transactions accelerated or otherwise brought into income as the result of any deconsolidation of the Liberty Group or the liquidation of Enc/Stz shall be for the account of the Liberty Group. To the extent the inclusion of the Liberty Group in the Parent Group has increased or decreased the tax liability of the Parent Group for the period, appropriate payments shall be made between the AT&T Group and the Liberty Group to compensate the Parent Group for increased tax liability or the Liberty Group for decreased tax liability of the Parent Group. The foregoing determination shall be made on a cumulative basis going forward from the Closing Date and incremental increases or decreases shall be compensated by payments that are due and payable a reasonable amount of time before payments (including estimated tax payments) actually are due to tax authorities. Without the prior written consent of AT&T, or unless the Liberty Group agrees to assume the tax burden thereof, the Liberty Group shall not take any action that would cause a material acceleration of income under any "deferred intercompany transaction" or "intercompany transaction" that is disclosed in Part 2 of Section 5.10(b) of the Company Disclosure Statement.

  3. State, Local and Foreign Tax Sharing Payments. The principles set forth in paragraph 2 shall apply to any consolidated, unitary or combined return which includes one or more members of the Liberty Group and one or more members of the AT&T Group for state, local and foreign tax purposes. All tax returns including only members of the Liberty Group shall be the responsibility of the Liberty Group; provided that the Liberty Group timely files such tax returns and pays the taxes due with respect thereto.

  4. Intercompany Transactions. The consolidated return Treasury Regulations and the consolidated tax returns filed by the Parent Group and the TCI Group pursuant to the Tax Sharing Agreement shall determine the timing of the recognition of income, gain, or loss from "deferred intercompany transactions" and "intercompany transactions" and the determination of which member of the Parent Group shall bear the tax benefit or burden of such income, gain, or loss from such transactions. Subject to paragraph 2 above, the AT&T Group and the Liberty Group shall be responsible for income, gain or loss recognized by members of their respective groups for purposes of computing tax sharing payments under the Tax Sharing Agreement.

  5. Taxable Periods Prior to the Closing Date.

  a. The intercompany accounts reflecting the obligation of the Liberty Group (approximately $237 million) for periods prior to the Closing Date under the 1995 Tax Sharing Agreement shall be paid by the Liberty Group at such time, if any, that the Liberty Group deconsolidates from the Parent Group for federal income tax purposes. For taxable periods ending prior to or on the Closing Date governed by the 1997 Tax Sharing Agreement, the following rules shall apply:
(i) NOL carryovers, current losses and other tax attributes available to the TCI Group may be used by the Liberty Group and the C Group without compensation to the

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group generating such attributes; (ii) if the TCI Group generates an actual regular tax liability, the portion attributable to the Liberty Group shall be paid to the Company a reasonable period of time prior to the date such liability is payable to the government; (iii) if the TCI Group generates only actual alternative minimum tax liability, the Liberty Group shall be required to pay the C Group for any alternative minimum tax losses generated by the C Group that reduce such liability, and the C Group shall be required to pay the Liberty Group for any alternative minimum tax losses generated by the Liberty Group that reduce such liability, and (iv) if the TCI Group generates only actual alternative minimum tax liability, except as provided in clause (iii) above, the Liberty Group shall not be required to pay its share. All "Benefit Tracking Accounts" and "AMT/Regular Tax Adjustments" under the 1997 Tax Sharing Agreement shall be eliminated as of the Closing Date.

  b. Returns of the TCI Group for periods ending on or prior to the Closing Date shall be prepared by the TCI Group, and shall be forwarded to AT&T for review prior to filing. Such returns shall be prepared on a basis consistent with prior periods except insofar as changes in law require a change in reporting.

  c. From and after the Closing Date, the Liberty Group shall have the right to control in all respects all tax audits, examinations, controversies or litigation ("Tax Proceedings") with respect to any member of the TCI Group with respect to any taxable period ending on or prior to the Closing Date; provided, however, that (i) AT&T shall be entitled to participate in any such Tax Proceeding at its expense, (ii) the Liberty Group shall keep AT&T updated and informed, and shall consult with AT&T, with respect to any contested item,
(iii) the Liberty Group shall act in good faith with a view to the merits in connection with the Tax Proceeding and (iv) any proposed settlement shall require the consent of AT&T, which shall not be unreasonably withheld.

  d. Subject to 6.a. below, in the event that there is an examination adjustment to any tax item of the TCI Group for taxable periods ending prior to or on the Closing Date, the tax benefit or tax burden of such adjustment shall be attributed to the AT&T Group if such tax item was an item attributable to a member of the AT&T Group and shall be attributed to the Liberty Group if such tax item was an item attributable to a member of the Liberty Group.

  6. Post-Closing Date Matters.

  a. To the extent that the TCI Group has a regular tax net operating loss ("NOL") as of the first day of its first taxable year following the Closing Date, after giving effect to income, loss, audit adjustments and the effect of acts occurring in connection with the Merger Agreement, (i) such NOL (the "Liberty Group Allocated NOL") shall be available and allocated exclusively to the Liberty Group to offset, without charge, any obligations it may incur for periods ending after the Closing Date and (ii) the Parent Group shall pay to the Liberty Group, upon any deconsolidation of the Liberty Group from the Parent Group for federal income tax purposes, an amount equal to the product of
(A) the amount of any Liberty Group Allocated NOL that has not previously been used as an offset pursuant to clause (i) above and that has been, or is reasonably expected to be, utilized by the AT&T Group and (B) 35 percent. To the extent that the TCI Group has an alternative minimum tax credit carryover or other carryover (other than regular tax NOL) as of the first day of its first taxable year following the Closing Date, after giving effect to income, loss, audit adjustments and the effect of acts occurring in connection with the Merger Agreement, such carryover shall be available and allocated exclu- sively to the C Group to offset, without charge, any obligations it may incur for periods ending after the Closing Date.

  b. With respect to each taxable year ending on or after the Closing Date, the Liberty Group shall provide a tax package to AT&T relating to its activities no later than the date required by AT&T of its Significant Subsidiaries. Such package shall (i) be prepared by a nationally recognized accounting firm (the "Package Preparer") mutually reasonably satisfactory to AT&T and the Liberty Group, (ii) take no position with a likelihood of success under the law that is less than 33 1/3 percent and include an opinion of the Package Preparer to such effect, and (iii) include a list prepared by the Package Preparer of all positions taken that are not more likely than not to succeed under the law and an analysis of the issues raised by each such position.

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The Parent Group tax return shall be prepared on the basis of such tax package;
provided, however, that in the case of any position taken therein (a "Package Position") with which AT&T disagrees, (x) a neutral mutually reasonably satisfactory nationally recognized law firm shall opine as to whether the Package Position has a likelihood of success under the law that is less than 33 1/3 percent and (y) the Parent Group shall take the Package Position for such period in its tax return if such law firm opines that such likelihood is at least 33 1/3 percent and shall otherwise take any position that AT&T deems reasonable in lieu of the Package Position; provided, further, however, that AT&T shall have sole discretion to make all decisions with respect to any election, accounting method or other position that, if applicable, would be required to apply to each member of the Parent Group.

  c. With respect to taxable years ending after the Closing Date, AT&T shall have the right to control in all respects (including settlement) all Tax Proceedings with respect to any member of the Liberty Group; provided, however, that (i) the Liberty Group shall be entitled to participate in any such Tax Proceeding at its expense, insofar as its tax liabilities are concerned, (ii) AT&T shall keep the Liberty Group updated and informed, and shall consult with the Liberty Group, with respect to any tax item of the Liberty Group that is a subject of such Tax Proceeding (a "Contested Liberty Group Item"), (iii) AT&T shall act in good faith with a view to the merits in connection with the Tax Proceeding and (iv) without limiting in any respect AT&T's right to settle any such Tax Proceeding in its absolute discretion, in the event that the Liberty Group objects to a settlement of a Contested Liberty Group Item that it has identified in a written notice to AT&T prior to settlement as an item to be subject to this clause (iv), (A) a neutral nationally recognized accountant (the "Settlement Advisor") that is mutually reasonably satisfactory to the parties shall determine the extent, if any, to which the amount for which the Contested Liberty Group Item was settled exceeds the amount at which the Contested Liberty Group Item could reasonably have been expected to be settled (the "Tentative Settlement Overpayment"), (B) the Settlement Advisor shall reasonably reduce the Tentative Settlement Overpayment to take account of the settlement of any Contested Liberty Group Items (and the resolution of any items of the Liberty Group for the period settled that were not the subject of the Tax Proceeding but were specifically identified in a written notice to the Liberty Group from AT&T and discussed with the Liberty Group prior to settlement) at an amount lower than the amount at which such items could reasonably have been expected to be settled (the Tentative Overpayment after such reduction, if any, the "Settlement Overpayment") and (C) AT&T shall pay the Liberty Group the Settlement Overpayment as a tax sharing payment to the extent that the Settlement Overpayment exceeds the lesser of (x) 125 percent of the amount at which the Contested Liberty Group Item could reasonably have been expected to be settled, as determined by the Settlement Advisor, and (y) $10 million (which $10 million amount shall apply with respect to all Settlement Overpayments for such year). The parties shall agree on an appropriate fee-sharing arrangement with respect to the procedure in clause (iv).

  7. Cooperation. The parties shall cooperate with one another in all matters relating to Taxes. The Liberty Group shall provide AT&T with such cooperation and information as is necessary in order to enable AT&T to satisfy its tax, accounting and other legitimate requirements. Such cooperation and information by the Liberty Group shall include making its knowledgeable employees available during normal business hours and providing the information required by AT&T's customary tax and accounting questionnaires (at the times and in the format required by AT&T of its Significant Subsidiaries).

  8. Liberty Group LLC. If formed, the Liberty Group LLC shall be a party to the Tax Sharing Agreement and shall succeed to the rights and obligations of the Liberty Group under the Tax Sharing Agreement upon a Triggering Event (as defined in the Contribution Agreement) insofar as such rights and obligations arise in connection with the operations of the Liberty Group LLC.

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